Exhibit 99.2

ASML publishes 2020 AGM agenda

VELDHOVEN, the Netherlands, March 9, 2020 - ASML Holding NV (ASML) today publishes the agenda and the explanatory notes for the Annual General Meeting of Shareholders (AGM) to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, The Netherlands, on Wednesday, April 22, 2020. The agenda and the explanatory notes are available at www.asml.com/agm2020.

In view of the Covid-19 outbreak, ASML may take precautionary measures to limit risks for ASML employees, shareholders and other stakeholders, which may have an impact on the proceedings of the AGM. Shareholders who wish to participate in the AGM are advised to check the AGM page on ASML’s website regularly to stay informed about the latest developments.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Contact Information

Monique Mols	Sander Hofman	Brittney Wolff
Head of Media Relations	Corporate Communications	Communications US
+31 652 844 418	+31 623 810 214	+1 408 483 3207

Skip Miller	Marcel Kemp	Peter Cheang
Head Investor Relations Worldwide	Head Investor Relations Europe	Head Investor Relations Asia
+1 480 235 0934	+31 40 268 6494